So Act Network, Inc.
5715 Will Clayton Parkway #6572
Humble, TX 773388

July 27, 2009

Via EDGAR and FedEx
Mr. John Reynolds
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	So Act Network, Inc.
Registration Statement on Form S-l/A
Filed on July 6,2009
File No. 333457738

Form 10-K/A
Filed on July 17, 2009
File No. 000-51886

Form 10-Q/A
Filed on July 17, 2009
File No. 000-51886

Dear Mr. Reynolds:

We are in receipt of your comment letter dated July 17, 2009 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

Form S-1/A filed July 6, 2009

General

1.
We note your response to comment one of our letter dated June 26, 2009, and we reissue it in part. Please clearly state the rate of interest that is to be earned on the line of credit.  We note your response to comment one of our letters dated June 26, 2009, and we reissue it in part. Please clearly state the rate of interest that is to be earned on the line of credit.  Otherwise, please define the “prime rate” and estimate the current prime rate to be charged if the line of credit is currently in use.

ANSWER:
We have revised the Form S-1 to state that the rate of interest is the prime rate as follows: “The prime rate of interest is the rate of interest that major banks charge their most creditworthy customers.  For the purposes of this agreement, we shall determine the prime rate by using the prime rate reported by the Wall Street Journal on the date funds are extended to the Company.  Based on the current prime rate, it is estimated that the prime rate shall be 3.25% but that may be subject to adjustment based on market factors and the fluctuation of the prime rate.”

2.
We note your response to comment two of our letter dated June 26,2009, and we reissue it. Your agreement with Gigablast includes a wide range of fees, starling at $3,000 monthly lo $49,257 monthly depending on server usage, which also includes hourly fees for design work. On page 13, you estimate your design work will be $15,000 more, not including the $17,162.50 already owed to Gigablast for services already rendered. You estimate that your server fees are prepaid for one year of hosting until June 2010. We note, however, that the $6,000 that you have prepaid Gigablast represents only two months of service according to your agreement. You describe the $3,000 minimum monthly fee as "to apply if we had millions of users accessing our network millions of times per day." However, we are unable to locate language in the Gigablast agreement that refers to the $3,000 minimum monthly fee being required only if you have millions of users millions times per day. Please revise to reconcile this inconsistency. Lastly, given that you have not generated any revenues to date and that the website is currently free upon registration, please provide the basis for assuming achievement of profitable operations or remove such references.

ANSWER:
The Agreement with Gigablast states that the monthly fee of $3,000 only begins at the time when we have at least one million users accessing the network on a daily basis.  We updated the S-1 to reflect this.  Also, we have removed any references to the statement that we would achieve profitable operations.

3.
We note your response to comment three of our letter dated June 26, 2009, and we reissue the comment in part. We note that pages 10 and 11 of your registration statement still refer to the "preliminary website" not being fully functional. Please revise to remove these inconsistencies.

ANSWER:	We have removed the statements that the preliminary website is not fully functional and clarified any inconsistencies.

Prospectus Summary, page 1

4.
It appears that the website is currently free upon registration. You refer throughout the prospectus to charging a membership fee. Please revise the disclosure to make it clear that there is currently no membership fee.

ANSWER:
The website is free for certain services but if members want upgraded packages then there is a fee.  We have revised the disclosure in the S-1 to state that.  Specifically, we state that “There will not be a charge for a general user to create a membership and that member will be permitted to access certain areas of the site, including review posts and search the general sections of the site.  However, members will be charged $1 per month if they have a network of people between 100 and 500 people.  If the members network grows to a number between 500 and 5,000 people then the member will be required to pay $2 per month for their membership.  Anything above 5,000 people in a members network will be a fee of $5 per month.  Also, if the member wants to join groups with no spam and no ads, the member will be charged a fee of $1 per group per month.  Lastly, we will charge members a fee for storage space.  If a member wants to keep files on their profile or under their member name, there will be a charge of $1 per month for 500 megabytes of memory and $5 per month for any amount of space greater than 500 megabytes.  We will also offer a Press Club membership for a fee of $2 per month for the membership and then an additional $5 for each press release issued.”

Risk Factors, page 2

5.
We note your response to comment four of our letter dated June 26, 2009, and we reissue the comment. Please revise your risk factor section to discuss your assessment, or lack thereof, of Mr. Halpern's wherewithal to continue funding your operations by providing loans, a line of credit, deferring repayment of the loans, and deferring his compensation. This assessment should include whether the company has analyzed Mr. Halpern's ability to fund further operations.

ANSWER:
We have revised our risk factors to state that “We have not done an assessment on Mr. Halpern’s wherewithal to continue funding our operations through loans, lines of credit or deferral of compensation or repayment of loans.  We have not analyzed Mr. Halpern’s ability to fund further operations.  If Mr. Halpern is not able to fund further operations then we may be forced to cease operating.”

Description of Our Business, page 10

6.
We note your response to comment five of our letter dated June 26, 2009, and we reissue  this comment. Please clarify how the "website platform design services" performed by Matt Wells paid for by unregistered stock differs from the services entered into with Gigablast, pursuant to the agreements filed as Exhibits 10.3(1) and 10.3(2).  If the stock grants to Mr. Wells were paid for services rendered other than in relation to these agreements, please clearly state and disclose the material terms of that arrangement/agreement.

ANSWER:	Mr. Wells was granted the shares in a separate independent contractor’s agreement with the Company. We have disclosed this in the Amendment Number 4 to the Form S-1.

7.
We reissue comment six from our letter dated June 26, 2009. Please clearly disclose your business plan for the next twelve months, setting forth the specific milestones, the expected time frame for each milestone, the anticipated costs, and the expected sources of funding.

ANSWER:	We have revised our milestones to specifically state the specific milestones, expected time frame for each milestone, the anticipated costs and the expected sources of funding.

8.	Provide the basis for your expectation to "sign up 100,000 subscribers and have 5 advertisers who regularly place ads on our website" or remove.

ANSWER:	We have removed the statement that says we expect to sign-up 100,000 subscribers and have 5 advertisers who regularly place ads on our website.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 16

9.
We note your response to comment nine from our letter dated June 26, 2009, and we reissue it. Please include your need to generate cash flow or income from your product in discussing your liquidity and need for additional capital resources. Also, clearly discuss your cash needs if you are unable to achieve revenues.

ANSWER:
We have included the need to generate cash flow in our liquidity discussion.  Specifically, we state “In order to continue operations, we need to generate cash flow or income from our products.  If we are unable to generate cash or income from our products, then we will need cash in the amount of approximately $5,000 per month to continue to operate.  This does not include the accrued salary of $18,000 for Mr. Halpern which Mr. Halpern has agreed to defer indefinitely but if he decides to demand payment we will not be able to pay him and will be forced to cease operations.”

10.	Please incorporate your response to comment 10 of our letter dated June 26, 2009 here and other appropriate sections like the risk factor section of your registration statement.

ANSWER:	We have incorporated our response to comment 10 in the liquidity section and in the other sections, including the risk factor section of the registration statement.

Item 15. Recent Sales of Unregistered Securities, page II-2

11.
We note your response to comment 12 of our letter dated June 26, 2009, and we reissuethe comment. Your response indicates that the January 2009 "for cash" transaction did not occur. We note, however, that footnote eight of your financial statements still includes these transactions. Similarly, the footnotes to your financial statement in your amendments your periodic reports filed on July 17, 2009 also include these transactions. Please reconcile.

ANSWER:
The January 2009 “for cash” transaction did occur, however, it was already included in the private placement.  It was listed as a duplicate and we removed it from being listed twice in Item 15.  The January 2009 sale was part of the private placement and the January 2009 sale was already listed under Item 15 as part of the Regulation D offering.

Exhibit 23.1 – Consent of Gately & Associates, LLC

12.
We reviewed your response to our prior comment 15.  We note your predecessor accountants revised their audit opinion date to July 6, 2008 from February 25, 2008. As a result, please obtain a current consent from your predecessor accountant that (i) includes all of the audited periods provided in their report and (ii) provides consent to their audit opinion dated July 6, 2008.

ANSWER:	We have revised and updated our auditor’s consent.

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-Q for the Quarter Ended March 31, 2009

13.	Please revise your Form 10-K for the fiscal year ended December 31, 2008 and your Form 10-Q for the quarter ended March 31, 2009 to comply with the comments above as applicable.

ANSWER:	We are in the process of updating the Form 10-K and Form 10-Q and will file as soon as it is finalized.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Greg Halpern
Greg Halpern
President and CEO
Director